Dan Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

April 8, 2009

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	CPC of America, Inc. File No. 000-24053

Dear Ms. Tillan:

This firm represents CPC of America, Inc. (“Company”) and we are writing in response to the oral comment delivered to the undersigned by Mr. Geoffrey Kruczek of the Commission staff on April 3, 2009.  Mr. Kruczek asked that the Company provide further representations and clarifications in response to Comment No. 5 in the staff’s letter dated April 1, 2009 to Mr. Rod A. Shipman, president and chief executive officer of the Company.

On behalf of the Company, this will confirm that, for the reasons set forth in Paragraph No. 5 of our letter to the staff dated April 2, 2009, the Company believes that it was not, and is not, required to file a current report on Form 8-K under Item 4.02(a) of the form to disclose the Company’s conclusion that the financial statements included in its fiscal 2008 quarterly reports on Form 10-Q  should no longer be relied upon because of an error in the financial statements contained therein.

The Company has endeavored to fully respond to the staff’s comments set forth in its April 1, 2009 letter and as provided orally by Mr. Kruczek.  On behalf of the Company, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of the enclosed.  Please contact the undersigned at (949) 732-6557 if you have any questions.

Very truly yours, Greenberg Traurig llp /s/ Daniel K. Donahue

DD/df
cc:           CPC of America, Inc.
Cacciamatta Accountancy Corporation

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